May 10, 2013

VIA FEDERAL EXPRESS AND EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Abtech Holdings, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Originally filed April 13, 2012 (File No. 333-180721)

Dear Ms. Long:

Abtech Holdings, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as communicated to us by letter dated May 9, 2013, with respect to Amendment No. 5 to the above-referenced Registration Statement on Form S-1 filed with the Commission on May 7, 2013.

In response to the Staff’s comments, the Company has caused to be filed an amendment to the Registration Statement as Amendment No. 6 on Form S-1 (“Amendment No. 6”). Additionally, the Company has enclosed four (4) copies of Amendment No. 6 herewith, in each case marked against Amendment No. 5, to reflect the changes made. The purpose of this correspondence is to illustrate these changes to the Staff and to provide explanation of the changes made, where necessary.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold italics followed by a response to the Staff’s comments. Capitalized terms used herein without definition have the meanings specified in Amendment No. 6. All references to “we,” “our,” or similar terms refer to the Company. All references to page numbers in response to the Staff’s comments are to page numbers in Amendment No. 6.

General

1.                  To the extent you intend to seek effectiveness before updated financial statements are required by Rule 8-08 of Regulation S-X, please confirm that you will timely file your March 31, 2013 Form 10-Q, and confirm, true that no material adverse trends, events or transactions have occurred after December 31, 2012 that would materially impact an investor’s understanding of your financial condition, results of operations and cash flows.

Response: We confirm that we intend to file our March 31, 2013 Form 10-Q on or before the May 15, 2013 due date and that no material adverse trends, events or transactions have occurred after December 31, 2012 that would materially impact an investor’s understanding of our financial condition, results of operations and cash flows.

Consolidated Financial Statements, page F-1

4110 N. Scottsdale Rd., Suite 235 Scottsdale AZ 85251 Phone 480.874.4000 Toll Free 1.800.545.8999 Fax 480.970.1665 Web www.abtechindustries.com

May 10, 2013

Note 17 – Subsequent Events, page F-26

2.                  We note your response to prior comment 6; however, we also note your auditor has provided a currently dated consent, and we note that events disclosed in a subsequent event, that occur after the date of the auditors’ report, may be labeled as “unaudited”. Please revise your disclosures accordingly.

Response: In Amendment No. 6 we have included the following description of the April 11, 2013 Transaction in the Subsequent Events note:

“UNAUDITED

The following subsequent event disclosure involves an event that occurred after the March 29, 2013 date of the Report of Independent Registered Public Accounting Firm and, therefore, this disclosure is unaudited.

On April 11, 2013 the Company completed a transaction (the “Transaction”) wherein the Company assigned to new investors its right to repurchase eleven outstanding convertible promissory notes (the “AbTech Notes”) issued by the Company’s subsidiary, AbTech Industries, Inc. The AbTech Notes were all non-interest bearing with an aggregate principal amount of $1,856,000 and maturity dates ranging from March 31, 2013 to May 11, 2014. The new investors purchased the AbTech Notes pursuant to Assignment and Assumption Agreements whereby they agreed to immediately convert the AbTech Notes into shares of Series A preferred stock of AbTech Industries, Inc. in accordance with the conversion terms of the AbTech Notes and then to further convert the shares of Series A preferred stock into shares of the Company’s common stock as provided for in the terms of the Company’s merger with AbTech Industries, Inc. that occurred in February 2011. The Transaction was a cashless transaction for the Company with the price paid to repurchase the Notes equal to the price paid by the new investors to acquire the Notes. As a result of the Transaction, the Company reduced its outstanding convertible debt by $1,856,000 and issued 2,649,640 shares of its common stock.”

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please do not hesitate to contact Mr. Christopher D. Johnson or Ms. Jaime D. Brennan, counsel to the Company, at (602) 528-4000, or myself at (480) 874-4000 should you have any questions regarding the responses set forth above.

Sincerely,

ABTECH HOLDINGS, INC.

By:	/s/ Lane J. Castleton
Name:	Lane J. Castleton
Title:	Chief Accounting Officer, Chief Financial
Officer, Vice President and Treasurer

cc: Jaime D. Brennan, Squire Sanders (US) LLP (via e-mail)